FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA  94403

June 23, 2016

Filed via EDGAR

Ms. Sumeera Younis, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Alternative Strategies Funds (the “Registrant”)

            (File Nos. 333-189667; 811-22641)

Dear Ms. Younis:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on May 2, 2016 with regard to Post-Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on March 16, 2016, under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).1  The Amendment was filed in order to register the shares of a new series of the Registrant, the Franklin K2 Global Macro Opportunities Fund (the “Fund”), under the 1933 Act.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

Many of the comments provided to the Registrant by the Staff focus on the investment by the Fund of a portion of its assets in a wholly owned subsidiary organized under the laws of the Cayman Islands (the “Subsidiary”) to gain limited exposure to commodity markets in a tax efficient manner.  Those comments and the Registrant’s responses thereto are set forth first below.

Comments Regarding the Subsidiary:

1.         Comment:  Please confirm that:

(a)     the management fees of the Subsidiary are included in the “Management Fees” line item and the other expenses of the Subsidiary are included in the “Other expenses of the Subsidiary” line item in the “Annual Fund Operating Expenses” table;

(b)     the Subsidiary consents to service of process by the Commission in the United States; and

(c)     the Subsidiary will maintain a set of its books and records at an office located within the United States, where the Commission and its Staff will have access to the books and records consistent with the requirements of Section 31 of the 1940 Act and the rules thereunder.

Response:  The Registrant hereby confirms that the management fees of the Subsidiary have been included in the “Management Fees” line item and the estimated other expenses of the Subsidiary have been included in the “Other expenses of the Subsidiary” line item in the “Annual Fund Operating Expenses” table.  In addition, as will be indicated in the Registrant’s undertakings included in Item 35 of the post-effective amendment to the Registrant’s Registration statement on Form N-1A under Rule 485(b) of the 1933 Act that will be filed on or before the effective date of the Amendment, the Registrant has undertaken to cause the Subsidiary to:  (i) designate an agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court and consent to the jurisdiction of the United States courts and the Commission over it; and (ii) maintain a set of its books and records at an office located within the United States, where the Commission and its Staff will have access to the books and records consistent with the requirements of Section 31 of the 1940 Act and the rules thereunder.

1 The effective date of the Amendment was delayed until June 30, 2016 by Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-1A, which was filed with the Commission on May 26, 2016.

U.S. Securities and Exchange Commission

June 23, 2016

2.         Comment:  Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or principal risks of the Fund.  The principal investment strategies and principal risks of the Fund should reflect the aggregate operations of the Fund and the Subsidiary.

Response:  The Subsidiary’s principal investment strategies and its related risks are the same as those of the Fund with respect to the Fund’s investments in commodity-related investments.  The Registrant believes that the principal investment strategies and principal risks described in the Fund’s prospectus reflect the aggregate operations of the Fund and the Subsidiary.

3.         Comment:  Please confirm that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response:  The Registrant hereby confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the 1940 Act2 and for accounting purposes, the Fund will look through the Subsidiary (i.e., will disregard the separate corporate existence of the Subsidiary) for purposes of determining the Fund’s compliance with Section 8 and Section 18 of the 1940 Act.  As a result, the Subsidiary individually may not be in compliance with certain provisions – e.g., the Subsidiary does not separately comply with the disclosure requirements of Section 8(b)(1) because the Subsidiary is not required to be registered as an investment company under the 1940 Act.

4.         Comment:  Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody under Section 17 of the 1940 Act.  Please also identify the custodian of the Subsidiary in the Fund’s SAI.

Response:  As noted above, the Registrant hereby confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the 1940 Act and for accounting purposes, the Fund will look through the Subsidiary (i.e., will disregard the separate corporate existence of the Subsidiary) for purposes of Section 17 of the 1940 Act.  Also, Rule 17a-3 exempts from Section 17(a) of the 1940 Act “[t]ransactions solely between a registered investment company and one or more of its fully-owned subsidiaries….”  The Bank of New York Mellon, the custodian for the Fund, also will serve as the custodian for the Subsidiary.  The Bank of New York Mellon meets the requirements of Section 17(f) of the 1940 Act.

2 See, e.g., Templeton Vietnam Opportunities Fund, SEC No-Action Letter (pub. avail. Sept. 10, 1996) and South Asia Portfolio, SEC No-Action Letter (pub. avail. March 12, 1997).

U.S. Securities and Exchange Commission

June 23, 2016

5.         Comment:  Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15).

Response:  As is the case with wholly owned Cayman subsidiaries of other Franklin Templeton funds (the structure of which has been previously reviewed by and discussed with the Staff), the Subsidiary does not comply with every provision of Section 15 of the 1940 Act relating to the form and approval of its investment advisory agreement.  The Subsidiary’s advisory agreement and any sub-advisory agreement relating to the Subsidiary are in writing and precisely describe the compensation to be paid to its investment adviser or a Sub-Advisor.  In addition, the Registrant confirms that the Subsidiary’s advisory agreement and any sub-advisory agreement relating to the Subsidiary was included in the materials provided to the Registrant’s board of trustees in connection with the board’s initial approval of the Fund’s investment advisory and sub-advisory agreements at an in-person Board meeting for the Fund.

Comments to the Prospectus – Table of Contents:

6.         Comment:  Please include a “Financial Highlights” section and indicate that because the Fund is new, financial information for the Fund will not be available until the Fund has been operational for the required period.

Response:  The requested disclosure has been added.

Comments to the Prospectus – Fund Summary:

7.         Comment:  Please include the “Annual Fund Operating Expenses” table in the Registrant’s letter responding to the Staff’s comments.

Response:  The “Annual Fund Operating Expenses” table is included below:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class A	Class C	Class R	Class R6	Advisor Class
Management fees	2.05%	2.05%	2.05%	2.05%	2.05%
Distribution and service (12b-1) fees	0.25%	1.00%	0.50%	None	None
Other expenses (total)[1]	2.60%	2.60%	2.60%	2.59%	2.60%
Other expenses of the Fund	2.10%	2.10%	2.10%	2.09%	2.10%
Other expenses of the Subsidiary	0.45%	0.45%	0.45%	0.45%	0.45%
Dividend expense and security borrowing fees for securities sold short	0.05%	0.05%	0.05%	0.05%	0.05%
Total annual Fund operating expenses	4.90%	5.65%	5.15%	4.64%	4.65%
Fee waiver and/or expense reimbursement[2]	2.65%	2.65%	2.65%	2.65%	2.65%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[1,2]	2.25%	3.00%	2.50%	1.99%	2.00%

1. Other expenses are based on estimated amounts for the current fiscal year.

2. The investment manager has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee to be paid by a Cayman Islands-based company that is wholly-owned by the Fund (Subsidiary). The waiver may not be terminated and will remain in effect for as long as the investment manager’s contract with the Subsidiary is in place. Additionally, the investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (excluding Rule 12b-1 fees; acquired fund fees and expenses; expenses related to securities sold short; and certain non-routine expenses) for each class of the Fund do not exceed (and could be less than) 1.95% until September 30, 2017. In addition, the transfer agent has contractually agreed to waive or limit its transfer agency fees for Class R6 shares of the Fund so that transfer agency fees for that Class do not exceed 0.01% until September 30, 2017. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.

U.S. Securities and Exchange Commission

June 23, 2016

8.         Comment:  Please supplementally confirm that the “Acquired Fund Fees and Expenses” of the Fund are not expected to be more than 0.01% and, therefore, not required to be included as a separate line item in the “Annual Fund Operating Expenses” table.

Response:  The Registrant confirms that the Fund’s estimated acquired fund fees and expenses are currently expected to be less than 0.01% and, therefore, a line item for acquired fund fees and expenses is not required.

9.         Comment:  With respect to footnote 2 to the “Annual Fund Operating Expenses” table, please confirm that the fee waiver and expense limitation agreement will be in place for at least one year from the effective date of the Amendment.

Response:  The fee waiver and expense limitation agreement will be in place for at least one year from the effective date of the Amendment.  The disclosure in the prospectus has been revised accordingly.

10.       Comment:  With respect to the Expense Example, please: (1) only provide the 1- and 3-year periods pursuant to Instruction 6 of Item 3 of Form N-1A; (2) confirm that the final Expense Example will include a second set of 1- and 3-year periods to reflect any contingent deferred sales charges; and (3) include the final Expense Example in the Registrant’s letter responding to the Staff’s comments.

Response:  The disclosure in the prospectus has been revised accordingly and the Expense Example is included below:

	1 Year	3 Years
Class A	$ 790	$ 1,740
Class C	$ 403	$ 1,448
Class R	$ 253	$ 1,307
Class R6	$ 202	$ 1,161
Advisor Class	$ 203	$ 1,164
If you do not sell your shares:
Class C	$ 303	$ 1,448

11.       Comment:  In the first paragraph under “Principal Investment Strategies,” please define the phrase “full market cycle.”

Response:  The disclosure has been revised as requested.

12.       Comment:  In the first paragraph under “Principal Investment Strategies,” please clarify to what the phrase “rate of growth” is referring.

U.S. Securities and Exchange Commission

June 23, 2016

Response:  The Registrant supplementally confirms that the phrase “rate of growth” relates to the growth rate of an economy.  The Registrant believes it is clear that the factors in the sentence each relate to an economy as a whole.

13.       Comment:  In the second paragraph under “Principal Investment Strategies,” please specify how often allocations and reallocations of the Fund’s assets among the Sub-Advisors will occur and if there are procedures in place with respect to such allocations.

Response:  Allocations of the Fund’s assets to a new Sub-Advisor will occur when K2 Advisors determines they are appropriate, as discussed in the “Fund Details – Manager of Managers Structure” section.  Further, as noted in such section, K2 Advisors’ allocations are subject to review by the Registrant’s board of trustees.  Reallocations of the Fund’s assets among the existing Sub-Advisors will be made in K2 Advisors’ discretion.  Changes to allocations among Sub-Advisors may occur as often as daily based on a variety of reasons, including the portfolio management team’s assessment of the current portfolio’s positioning as compared to their outlook for various markets looking forward.

14.       Comment:  In the Registrant’s letter responding to the Staff’s comments, please explain the source of, and define, the Sub-Advisors’ “knowledge of the geopolitical landscape,” as referenced in the third paragraph under “Principal Investment Strategies.”

Response:  “Knowledge of the geopolitical landscape” refers to the portfolio managers’ knowledge of current events and conditions and their ability to assess the impact such events and conditions may have on financial markets and various trading strategies.  The source of the knowledge is current newsfeeds such as Bloomberg, Reuters, local news publications, televised newscasts, etc.  The portfolio managers’ experience and depth of knowledge play a key role in interpreting these current events and conditions, assessing the possible impacts to the financial markets and positioning their funds accordingly.

15.       Comment:  In the fourth paragraph under “Principal Investment Strategies,” please clarify whether derivatives may be used to provide exposure to certain asset classes such as equities, fixed income, interest rates, currencies or commodities.

Response:  The disclosure has been revised to clarify that the Fund may use derivatives to provide exposure to certain asset classes, such as equities, fixed income, interest rates, currencies or commodities.

16.       Comment:  In the fourth paragraph under “Principal Investment Strategies,” please clarify whether the “wide range of derivative instruments” may be used by the Fund for hedging and/or speculative purposes.  If the Fund uses such derivatives for speculative purposes, please be specific with respect to the permitted purposes of use of each derivative in the Fund’s prospectus.

Response:  The disclosure has been clarified to reflect that the Fund may use derivatives for both hedging and non-hedging (investment) purposes.

17.       Comment:  With respect to the fourth paragraph under “Principal Investment Strategies,” please confirm whether the Fund will invest more than 25% its net assets in foreign securities or in a single foreign country.  If the Fund will invest more than 25% of its assets in foreign securities or in a single foreign country, please include disclosure in the “Principal Investment Strategies” section.

U.S. Securities and Exchange Commission

June 23, 2016

Response:  The Registrant supplementally confirms that the Fund may invest more than 25% of its net assets in foreign securities in general, but does not expect to invest more than 25% of its net assets in a single foreign country.

18.       Comment:  In the fourth paragraph under “Principal Investment Strategies,” please clarify what strategies may cause the Fund’s portfolio turnover rate to exceed 100% per year, and confirm that each such strategy is disclosed.

Response:  The disclosure has been revised as requested.  The Registrant supplementally confirms that each referenced strategy is disclosed in the “Principal Investment Strategies” section.

19.       Comment:  In reference to the fifth paragraph under “Principal Investment Strategies,” please combine the two sections that discuss the derivatives utilized by the Fund.

Response:  The disclosure has been revised to clarify how the Fund may use derivatives.

20.       Comment:  With respect to the fifth paragraph under “Principal Investment Strategies,” please describe the Fund’s conditional risk overlay strategy (“CRO Strategy”) and clarify whether K2 Advisors or a Sub-Advisor manages the CRO Strategy.

Response:  The Registrant believes the disclosure clearly explains that the Investment Manager would be managing the CRO Strategy and that the strategy is used to hedge against undesirable portfolio sensitivities or against negative market events.  Further, additional information regarding the CRO Strategy is provided in the “Fund Details – Investment Management” section.

21.       Comment:  With respect to the sixth paragraph under “Principal Investment Strategies,” please clarify how many different strategies are allocated Fund assets by the Investment Manager.

Response:  At the Fund’s inception, K2 Advisors intends to allocate assets to the Sub-Advisors and strategies listed in the “Fund Details – Management” section.  As described in the prospectus, each Sub-Advisor manages a specific strategy.  The hiring or termination of any Sub-Advisor in the future will be conducted pursuant to exemptive relief from the Commission that allows the Fund to operate in a “manager of managers” structure, as described in the “Fund Details – Manager of Managers Structure” section.

22.       Comment:  By reference to the “Use of Leverage” risk under the heading “Principal Risks,” please remove the reference to “gain” because it is not a risk.  Further, if the use of leverage is a principal investment strategy, please include disclosure in the “Principal Investment Strategies” section.

Response:  The Registrant respectfully declines to delete the reference to “gain,” as the inclusion of the phrase is intended to reflect the risk that the Fund’s investment strategies may be volatile.  In addition, the sentence is part of the standardized disclosure across all Franklin Templeton Investments funds.  The Registrant, however, has revised the “Principal Investment Strategies” section to address the use of leverage.

23.       Comment:  Please confirm whether the Fund will be investing in emerging markets securities as a principal investment.  If so, please add such disclosure to the “Principal Investment Strategies” section.  If not, please delete the applicable risk.

Response:  The disclosure has been revised as requested.

U.S. Securities and Exchange Commission

June 23, 2016

24.       Comment:  By reference to the “Reliance on Trading Models” risk under the heading “Principal Risks,” please clarify what the trading models are and describe them in the “Principal Investment Strategies” section.

Response:  The Sub-Advisors’ trading models are proprietary; therefore the Fund respectfully declines to disclose specific information about the models.  The Fund, however, has revised the prospectus disclosure to provide a general description of trading models and indicate that the models are proprietary to avoid any confusion.

25.       Comment:  By reference to the “Foreign Securities” risk under the heading “Principal Risks,” please rewrite the risk to provide more clarity and consider including numbers in the list.

Response:  The disclosure has been revised as requested.

26.       Comment:  By reference to the “Currency Management Strategies” risk under the heading “Principal Risks,” please include disclosure explaining in a sentence or less what currency management strategies are.

Response:  The disclosure has been revised as requested.

27.       Comment:  For each portfolio manager listed in the “Portfolio Managers” section, please include the month and year that they began their service as a portfolio manager of the Fund.

Response:  The disclosure has been revised as requested.

28.       Comment:  Please include the frequency of the Fund’s distributions in the “Taxes” section.

Response:  We respectfully decline to include the frequency of the Fund’s distributions in the Fund Summary section of the Prospectus, as that information is neither required nor permitted by Item 7 and, therefore, is not permitted to be included in that Item per General Instruction C.3 of Form N-1A.

Comments to the Prospectus – Fund Details:

29.       Comment:  With respect to the fifth paragraph under the “Principal Investment Policies and Practices” section, please update the disclosure regarding the Subsidiary to clarify whether the entity is established or not.

Response:  The disclosure has been revised as requested.

30.       Comment:  With respect to the ninth paragraph under the “Principal Investment Policies and Practices” section, please breakup the discussion regarding swaps to comply with the plain English requirements.

Response:  The disclosure has been revised as requested to be more readable to shareholders.

31.       Comment:  With respect to the fourth paragraph under the “Investment Management” sub-section, please confirm that: (1) if the Fund adds a strategy that is a principal investment strategy, the Registrant will file an amendment to the prospectus to disclose such strategy; and (2) all of the Fund’s principal investment strategies are currently disclosed in the prospectus.

U.S. Securities and Exchange Commission

June 23, 2016

Response:  The Registrant confirms that all of the Fund’s principal investment strategies are currently disclosed in the prospectus.  As discussed in the “Fund Details – Manager of Managers Structure” section, the Fund will inform shareholders of the hiring of any new sub-advisor within 90 days after the hiring.

32.       Comment:  By reference to the “Foreign Securities – Regional” risk under the heading “Principal Risks,” please confirm whether the Fund intends to invest a significant portion of its assets in a specific geographic region or a particular country.  If so, please include a corresponding strategy.

Response:  The Fund does not currently intend to invest a significant portion of its assets in a specific geographic region or a particular country; however, the Fund reserves the right to do so in the future.

33.       Comment:  Please correct the spacing for the headings in the section.

Response:  The spacing has been revised as requested.

34.       Comment:  Please include the completed information in the “Management” section in the Registrant’s letter in response to the Staff’s comments.

Response:  The requested information is included below:

K2/D&S Management Co., L.L.C. (K2 Advisors), 300 Atlantic Street, 12th Floor, Stamford, CT 06901, is the Fund’s investment manager. K2 Advisors is a majority-owned subsidiary of Franklin Resources, Inc. Together, K2 Advisors and its affiliates manage, as of May 31, 2016, over $737 billion in assets. K2 Advisors has been in the investment management business since 1994.

Under a separate agreement with K2 Advisors, each of the following Sub-Advisors serves as a sub-advisor to the Fund and manages a portion of the Fund’s portfolio:

Name of Sub-Advisor	Strategy	Address of Sub-Advisor
Emso Asset Management Limited	Discretionary Macro	Iron Trades House 21-24 Grosvenor Place London, SW1X 7HF United Kingdom
Graham Capital Management, L.P.	Systematic Macro	40 Highland Avenue Rowayton, Connecticut 06853
Aspect Capital Limited	Systematic Macro	10 Portman Square London W1H 6AZ, UK

The Fund is managed by a team of dedicated professionals focused on investments in non-traditional and global macro strategies. The portfolio managers of the team are as follows:

Brooks Ritchey   Senior Managing Director and Head of Portfolio Construction of K2 Advisors

U.S. Securities and Exchange Commission

June 23, 2016

Mr. Ritchey has been a portfolio manager of the Fund since its inception, providing research and advice on the evaluation of and portfolio allocations to the Sub-Advisors, and portfolio risk assessment. He joined K2 Advisors in 2005.

Robert Christian   Senior Managing Director and Head of Research of K2 Advisors

Mr. Christian has been a portfolio manager of the Fund since its inception, providing research and advice on the evaluation of and portfolio allocations to the Sub-Advisors, and portfolio risk assessment. He joined K2 Advisors in 2010.

Anthony Zanolla, CFA  Senior Vice President / Portfolio Construction of K2 Advisors

Mr. Zanolla has been a portfolio manager of the Fund since its inception, providing research and advice on the evaluation of and portfolio allocations to the Sub-Advisors, and portfolio risk assessment.  He joined K2 Advisors in 2014.  Prior to joining K2 Advisors, Mr. Zanolla was most recently senior vice president and Head of Portfolio Management at Northern Trust Company, which he joined in 2005.

The portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. They have equal authority over all aspects of the Fund’s investment portfolio, including, but not limited to, the selection and monitoring of the Fund’s subadvisors, portfolio risk assessment, and the management of daily cash balances in accordance with anticipated investment management requirements. The degree to which each portfolio manager may perform these functions, and the nature of these functions, may change from time to time.

The Fund’s SAI provides additional information about portfolio manager compensation, other accounts that they manage and their ownership of Fund shares.

The Fund pays K2 Advisors a fee for managing the Fund’s assets, including investment advisory services and Fund administration services. The fee is equal to an annual rate of 2.05% of the average daily net assets of the Fund.

Comments to the Statement of Additional Information:

35.       Comment:  With respect to the “Use of commodities and establishment of Cayman Islands-based subsidiary” section, please update the disclosure regarding the Subsidiary to clarify whether the entity is established or not.

Response:  The disclosure has been revised accordingly.

36.       Comment:  With respect to the “Investment company securities and other investment funds-Exchange-traded funds” section, please include the risks of investing in ETFs in the prospectus if the Fund will invest a significant amount of its assets in ETFs.

Response:  The Registrant confirms that the Fund does not expect to invest a significant amount of its assets in ETFs; however, the Fund reserves the right to do so in the future.

37.       Comment:  With respect to the “Master limited partnerships” section, please add a “Current Income Tax Expense” line item to the “Annual Fund Operating Expenses” fee table if the Fund will invest a significant amount of its assets in master limited partnerships (“MLPs”).

U.S. Securities and Exchange Commission

June 23, 2016

Response:  The Registrant confirms that the Fund does not expect to invest a significant amount of its assets in MLPs.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray

Vice President and Secretary